UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

COMMISSION FILE NUMBER 1-11176

For the month of	June	2019.

Grupo Simec, S.A.B.de C.V.

(Translation of Registrant’s Name Into English)

Av. Lázaro Cardenas 601, Colonia la Nogalera, Guadalajara, Jalisco, México 44440

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes        [_] No              [X]

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes        [_] No              [X]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        [_] No              [X]

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO SIMEC, S.A.B. de C.V.
(Registrant)

Date: July 24, 2019.	By:	/s/ Luis García Limón
Name: Luis García Limón
Title: Chief Executive Officer

PRESS RELEASE	Contact: Sergio Vigil González
Mario Moreno Cortez
Grupo Simec, S.A.B. de C.V.
Calzada Lázaro Cárdenas 601
44440 Guadalajara, Jalisco, México
52 55 1165 1025
52 33 3770 6734

GRUPO SIMEC ANNOUNCES RESULTS OF OPERATIONS FOR THE FIRST SIX MONTHS OF 2019

GUADALAJARA, MEXICO, July 24th, 2019- Grupo Simec, S.A.B. de C.V. (NYSE: SIM) (“Simec”) announced today its results of operations for the sixth-month period ended June 30th, 2019.

Comparative first six months of 2019 vs. first six months of 2018

Net Sales

Net sales of the Company increased from Ps. 17,022 million in the first half of 2018 to Ps. 18,528 million in the first half of 2019. Shipments increased 8% from 1,092 thousand tons in the first half of 2018 to 1,183 thousand tons in the first half of 2019. Total sales outside of Mexico in the first half of 2019 increased 30% to Ps. 9,091 million compared to Ps. 6,988 million in the first half of 2018. Mexican sales decreased 6% from Ps. 10,034 million in the first half of 2018 to Ps. 9,437 million in the first half of 2019. Sales increased for the first half of 2019 compared to the first half of 2018, is due to the combined of increased in the average sales price of 0.5% and increase in the volume of shipments approximately of 91 thousand tons that represent an 8.5%.

Cost of Sales

Cost of sales increased 16% from Ps. 14,045 million in the first half of 2018, to Ps. 16,236 million in the first half of 2019. Cost of sales as a percentage of net sales represented 88% in the first half of 2019 while in the first half of 2018 represented 83%. Cost of sales increased due to mix products and the higher volume of products shipped.

Gross Profit

Gross profit of the Company for the first half of 2019 decreased 23% from Ps. 2,977 million in the first half of 2018, to Ps. 2,292 million in the first half of 2019. Gross profit as percentage of net sales in the first half of 2019 was of 12%, while in the first half of 2018 was of 17%. The gross profit between both periods is given by better mix products shipped and better average sales price.

Selling, General and Administrative Expense

Selling, general and administrative expense increased 22%, from Ps. 554 million in the first half of 2018 to Ps. 674 million in the same period 2019, selling, general and administrative expense represented 3% of the net sales in the second quarter of 2018 and 4% in the second quarter of 2019.

Other Income (Expenses,) net

The Company recorded other income net for Ps. 153 million in the first half of 2019 million compared to other income Ps. 20 million in the same period of 2018.

Operating Income

Operating income decreased 28% from Ps. 2,443 million for the first half of 2018 compared to Ps. 1,771 million in the first half of 2019. Operating income as percentage of net sales was 10% in the first half of 2019 compared to 14% in the same period of 2018. The increase in operating income is due to a higher cost in inputs and the mix of products shipped.

Ebitda

The Ebitda amounted to Ps. 2,969 million in the first quarter of 2018 as a result of a net income of Ps. 1,656 million, less minority stake of Ps. 22 million, plus income taxes of Ps. 283 million, plus comprehensive financial cost of Ps. 526 million, plus depreciation of Ps. 526 million to Ps 2,311 million in the first quarter of 2019 as a result a net income of Ps. 803 million, less minority stake of Ps. 91 million, plus income taxes of Ps. 177 million, plus comprehensive financial cost of Ps. 882 million, plus depreciation of Ps. 540 million.

Comprehensive Financial Cost

Comprehensive financial cost for the first half of 2019 represented an expense of Ps. 882 million compared with an expense of Ps. 526 million for the first half of 2018. The comprehensive financial cost is comprised by the exchange loss of Ps. 939 million in the first half of 2019 compared with an exchange loss of Ps. 504 million in the first half of 2018. Likewise, the Company recorded a net income interest of Ps. 57 million for the first half of 2019 compared with a net expense interest of Ps. 22 million in 2018.

Income Taxes

The Company recorded an expense of Ps. 177 million for the net income tax during the first half of 2019, (comprised for a current expense tax of Ps. 204 million and income for deferred tax of Ps. 27 million) compared with an expense of Ps. 283 million to the first half of 2018 (comprised for a current expense tax of Ps. 143 million and an expense for deferred tax of Ps. 140 million).

Net Income

As a result of the foregoing, the Company recorded a decrease in net income of 52% to pass of Ps. 1,656 million in the first half of 2018 to Ps. 803 million in the same period of 2019.

Comparative second quarter of 2019 vs. first quarter of 2019

Net Sales

Net sales of the Company decreased 5% in the second quarter of 2019 compared to the first quarter of the same period, to pass of Ps. 9,503 million during the first quarter of 2019 to Ps. 9,025 million in the second quarter of 2019. Shipments of finished steel products remained from 591 thousand tons in the first quarter of 2019 to 592 thousand tons in the second quarter of the same year. Total sales outside of Mexico in the second quarter of 2019 decreased 10% to get to Ps. 4,308 million compared to Ps. 4,783 million of the first quarter of the same year. Domestic sales were very similar from Ps. 4,720 million in the first quarter of 2019 to Ps. 4,717 million in the second quarter of the same year. The sales mainly remained due to a greater shipped by 1 thousand tons compared with the first quarter that represent a 0% and a lower sales price in 5%.

Cost of Sales

Cost of sales decreased 7% from Ps. 8,406 million in the first quarter of 2019 to Ps. 7,830 million in the second quarter of 2019. Cost of sales as a percentage of net sales represented 88% for the first quarter of 2019 compared to 87% in the second quarter of the same year, the average cost of sales by ton record a decrease between both quarters of 7%.

Gross Profit

Gross profit of the Company for the second quarter of 2019 increased 9% to pass of Ps. 1,097 million in the first quarter of 2019 to Ps. 1,195 million in the second quarter of same year. Gross profit as a percentage of net sales represented 12% for the first quarter of 2019 compared to 13% in the second quarter of the same year. The gross profit in the second quarter of 2019 is caused by a lower cost in purchase of supplies.

Selling, General and Administrative Expense

Selling, general and administrative expense increased 17%, from Ps. 311 million in the first quarter of 2019 to Ps. 363 million in the second quarter of the same year, and as percentage of net sales represented 3% in the first quarter of 2019 compared to 4% in the second quarter of the same year.

Other (Expenses) Income, net

The Company recorded other income net for Ps. 87 million during the second quarter of 2019 compared to other income net for Ps. 67 million in the first quarter of 2019.

Operating Income

Operating income increased 8%, of Ps. 853 million in the first quarter of 2019 compared to Ps. 919 million of the second quarter of the same year. Operating income as percentage of net sales was 9% for the first quarter of 2019 compared to 10% for the second quarter of the same year. The operating income is due mainly to a better average cost in the purchase of certain supplies.

Ebitda

The Ebitda amounted to Ps. 1,127 million in the first quarter of 2019 as a result of a net income of Ps. 425 million, less minority stake of Ps. 41 million, less income taxes of Ps. 21 million, plus comprehensive financial cost of Ps. 490 million, plus depreciation of Ps. 274 million to Ps 1,185 million in the second quarter of 2019 as a result of a net income of Ps. 377 million, less minority stake of Ps. 49 million, plus income taxes of Ps. 198 million, plus comprehensive financial cost of Ps. 393 million, plus depreciation of Ps. 266 million.

Comprehensive Financial Cost

Comprehensive financial cost of the Company in the second quarter of 2019 represented an expense of Ps. 393 million compared with of Ps. 490 million for the first quarter of 2019. The comprehensive financial cost is comprised for the net interest income of Ps. 43 million in the second quarter of 2019, while in the first quarter was a net income of Ps. 13 million. Likewise, we recorded a net exchange loss of Ps. 436 million in the second quarter of 2019 compared a net exchange loss of Ps. 503 million in the first quarter of the same year.

Income Taxes

The Company have been recorded an expense of Ps. 198 million of income tax during the second quarter of 2019, (comprised for an expense by current income tax of Ps. 204 million and an income for deferred tax of Ps. 6 million) compared with the Ps. 21 million of income for the first quarter of the same year, (comprised for an income for deferred tax of Ps. 21 million).

Net Income

As a result of the foregoing, the Company recorded a decrease of 11% from a net income of Ps. 425 million in the first quarter of 2019 compared to a net income of Ps. 377 million for the second quarter of 2019.

Liquidity and Capital Resources

As of June 30th, 2019, Simec’s total consolidated debt consisted of U.S. $302,000 of 8 7/8% medium-term notes (“MTN's”) due 1998, or Ps. 5.8 million (accrued interest on June 30th, 2019 was U.S. $670,000, or Ps. 12.8 million). As of December 31, 2018, Simec’s total consolidated debt consisted of U.S. $302,000 of 8 7/8% medium-term notes (“MTN's”) due 1998, or Ps. 5.9 million (accrued interest on December 31, 2018 was U.S. $649,000, or Ps. 12.8 million).

Comparative second quarter of 2019 vs. second quarter of 2018

Net Sales

Net sales of the Company decreased 1% from Ps. 9,073 million during the second quarter of 2018 to Ps. 9,025 million in the second quarter of 2019. Sales in tons of finished steel increased 10% from 537 thousand tons in the second quarter of 2018 compared with 592 thousand tons in the second quarter of 2019. Sales outside of Mexico in the second quarter of 2019 increased 17% from Ps. 3,681 million in the second quarter of 2018 to Ps. 4,308 million in the second quarter of 2019. Domestic sales decreased 13% from Ps. 5,392 million in the second quarter of 2018 to Ps. 4,717 million in the second quarter of 2019. The decrease in sales in the second quarter of 2019 compared to the second quarter of 2018 is due to a decrease in the average sales price of 10% and an increase in the volume of shipments approximately of 55 thousand of tons that represent 10%.

Cost of Sales

Cost of sales increased 2% in the second quarter of 2019 compared to the second quarter of 2018 from Ps. 7,706 million in the second quarter of 2018 to Ps. 7,830 million in the second quarter of 2019. With respect to sales, the cost of sales of the second quarter of 2019 represented 87% compared to 85% for the second quarter of 2018. The average cost of sales by ton of steel products decreased 8% in the second quarter of 2019 versus the second quarter of 2018, due to the cost of certain raw materials mainly scrap and electrodes.

Gross (Loss) Profit

Gross profit of the Company for the second quarter of 2019 amount to Ps. 1,195 million compared to Ps. 1,367 million in the second quarter of 2018, this represented a decrease of 13% between both periods. Gross profit as a percentage of net sales for the second quarter of 2019 was 13% compared to 15% of the second quarter of 2018. The decrease in gross profit is mainly due to a lower average price of sales and the cost of the volume of shipments in the second quarter of 2019 compared with the second quarter of 2018.

Selling, General and Administrative Expense

The selling, general and administrative expenses increased 29% in the second quarter of 2019 from Ps. 281 million in the second quarter of 2018 to Ps. 363 million in the second quarter of 2019. Selling, general and administrative expense as a percentage of net sales represented 4% in the second quarter of 2019 compared to 3% of the second quarter of 2018.

Other Income (Expenses), net

The company recorded other income net of Ps. 87 million in the second quarter of 2019 compared with other income net of Ps. 43 million for the second quarter of 2018.

Operating (Loss) Income

Operating income amounted to Ps. 919 million in the second quarter 2019 compared to Ps. 1,129 million in the second quarter of 2018, this represented 19% of decrease between both quarters. The operating income as a percentage of net sales was 10% for the second quarter of 2019, compared to 12% of the second quarter of 2018. The decrease in the operating income is due to the higher volume shipment, lower average sales price and an increase of selling, general and administrative expense.

Ebitda

The Ebitda amounted to Ps. 1,387 million in the second quarter of 2018 as a result of a net income of Ps. 682 million, less minority stake of Ps. 40 million, plus income taxes of Ps. 274 million, plus comprehensive financial cost of Ps. 213 million, plus depreciation of Ps. 258 million to Ps 1,185 million in the second quarter of 2019 as a result of a net income of Ps. 377 million, less minority stake of Ps. 49 million, plus income taxes of Ps. 198 million, plus comprehensive financial cost of Ps. 393 million, plus depreciation of Ps. 266 million.

Comprehensive Financial Cost

Comprehensive financial cost of the Company for the second quarter of 2019 represented a net expense of Ps. 393 million compared with a net expense of Ps. 213 million for the second quarter of 2018. The comprehensive financial cost is comprised for the net interest income of Ps. 43 million in the second quarter of 2019, compared to a net interest income of Ps. 31 million for the same period of 2018. Also record an exchange loss of Ps. 436 million in the second quarter of 2019 and an exchange loss of Ps. 182 million in the second quarter of 2018.

Income Taxes

The company recorded an expense of Ps. 198 million of income tax in the second quarter of 2019, (comprised by current expense tax of Ps. 204 million and an income for deferred tax of Ps. 6 million) compared to an expense accrual of Ps. 274 million for income tax for the second quarter of 2018, (comprised by current expense tax of Ps. 118 million and an expense for deferred tax of Ps. 156 million).

Net Income (Loss)

As a result of the foregoing, the Company recorded a net income of Ps.377 million in the second quarter of 2019 compared to Ps. 682 million for the second quarter of 2018, a decrease of 45% between both quarters.

(millions of pesos)	1H ‘19	1H ‘18	Year 19 VS '18
Sales	18,528	17,022	9%
Cost of Sales	16,236	14,045	16%
Gross Profit	2,292	2,977	(23%)
Selling, General and Administrative Expense	674	554	22%
Other Income (Expenses), net	153	20	665%
Operating Profit	1,771	2,443	(28%)
EBITDA	2,311	2,969	(22%)
Net income	803	1,656	(52%)
Sales Outside Mexico	9,091	6,988	30%
Sales in Mexico	9,437	10,034	(6%)
Total Sales (Tons)	1,183	1,092	8%

Quarter
(millions of pesos)	2Q‘19	1Q ‘19	2Q ‘18	2Q´19vs 1Q´19	2Q´19 vs 2Q '18
Sales	9,025	9,503	9,073	(5%)	(1%)
Cost of Sales	7,830	8,406	7,706	(7%)	2%
Gross Profit	1,195	1,097	1,367	9%	(13%)
Selling, General and Adm. Expenses	363	311	281	17%	29%
Other Income (Expenses), net	87	67	43	30%	102%
Operating Profit	919	853	1,129	8%	(19%)
EBITDA	1,185	1,127	1,387	5%	(15%)
Net Income	377	425	682	(11%)	(45%)
Sales Outside Mexico	4,308	4,783	3,681	(10%)	17%
Sales in Mexico	4,717	4,720	5,392	0%	(13%)
Total Sales (Tons)	592	591	537	0%	10%

Product	Thousands of Tons Jan-Jun 2019	Million of Pesos Jan-Jun 2019	Average Price per Ton Jan-Jun 2019	Thousands of Tons Jan – Jun 2018	Million of Pesos Jan- Jun 2018	Average Price per Ton Jan-Jun 2018
Commercial Profiles	730	8,747	11,982	645	8,303	12,873
Special Profiles	453	9,781	21,592	447	8,719	19,505

Total	1,183	18,528	15,662	1,092	17,022	15,588

Product	Thousands of Tons Apr-Jun 2019	Million of Pesos Apr-Jun 2019	Average Price per Ton Apr-Jun 2019	Thousands of Tons Jan – Mar 2019	Million of Pesos Jan- Mar 2019	Average Price per Ton Jan-Mar 2019	Thousands of Tons Apr-Jun 2018	Million of Pesos Apr-Jun 2018	Average Price per Ton Apr-Jun 2018
Commercial Profiles	367	4,780	13,025	363	5,001	13,777	339	4,888	14,419
Special Profiles	225	4,245	18,867	228	4,502	19,746	198	4,185	21,136

Total	592	9,025	15,245	591	9,503	16,080	537	9,073	16,896

Any forward-looking information contained herein is inherently subject to various risks, uncertainties and assumptions which, if incorrect, may cause actual results to vary materially from those anticipated, expected or estimated. The company assumes no obligation to update any forward-looking information contained herein.

CLAVE DE COTIZACION: SIMEC		QUARTER: 2
GRUPO SIMEC, S.A.B. DE C.V		2019

(THOUSAND PESOS)
	ENDING CURRENT QUARTER	ENDING PREVIOUS YEAR
ACCOUNT	Amount	Amount
TOTAL ASSETS	49,670,042	48,196,629
TOTAL CURRENT ASSETS	29,054,989	27,778,167
CASH AND CASH EQUIVALENTS	7,689,278	6,898,294
SHORT-TERM INVESTMENTS	0	88,947
AVAILABLE-FOR-SALE INVESTMENTS	0	88,947
TRADING INVESTMENTS	0	0
HELD-TO-MATURITY INVESTMENTS	0	0
TRADE RECEIVABLES, NET	5,601,012	4,802,891
TRADE RECEIVABLES	5,832,790	5,034,669
ALLOWANCE FOR DOUBTFUL ACCOUNTS	-231,778	-231,778
OTHER RECEIVABLES, NET	5,482,715	5,051,020
OTHER RECEIVABLES	5,482,715	5,051,020
ALLOWANCE FOR DOUBTFUL ACCOUNTS	0	0
INVENTORIES	9,595,992	10,138,422
BIOLOGICAL CURRENT ASSETS	0	0
OTHER CURRENT ASSETS	685,992	798,593
PREPAYMENTS	0	0
DERIVATIVE FINANCIAL INSTRUMENTS	0	0
ASSETS AVAILABLE FOR SALE	0	0
DISCONTINUED OPERATIONS	0	0
RIGHTS AND LICENSES	0	0
OTHER	685,992	798,593
TOTAL NON-CURRENT ASSETS	20,615,053	20,418,462
ACCOUNTS RECEIVABLE, NET	0	0
INVESTMENTS	0	0
INVESTMENTS IN ASSOCIATES AND JOINT VENTURES	0	0
HELD-TO-MATURITY INVESTMENTS	0	0
AVAILABLE-FOR-SALE INVESTMENTS	0	0
OTHER INVESTMENTS	0	0
PROPERTY, PLANT AND EQUIPMENT, NET	17,013,247	16,970,832
LAND AND BUILDINGS	5,893,170	5,896,204
MACHINERY AND INDUSTRIAL EQUIPMENT	25,575,230	25,567,092
OTHER EQUIPMENT	298,925	298,033
ACCUMULATED DEPRECIATION	-19,903,929	-19,591,061
CONSTRUCTION IN PROGRESS4	5,149,851	4,800,564
INVESTMENT PROPERTY	0	0
BIOLOGICAL NON- CURRENT ASSETS	0	0
INTANGIBLE ASSETS, NET	2,477,887	2,300,052
GOODWILL	1,814,160	1,814,160
TRADEMARKS	329,600	329,600
RIGHTS AND LICENSES	0	0
CONCESSIONS	0	0
OTHER INTANGIBLE ASSETS	334,127	156,292
DEFERRED TAX ASSETS	0	0
OTHER NON-CURRENT ASSETS	1,123,919	1,147,578
PREPAYMENTS	0	0
DERIVATIVE FINANCIAL INSTRUMENTS	0	0
EMPLOYEE BENEFITS	0	0
AVAILABLE FOR SALE ASSETS	0	0
DISCONTINUED OPERATIONS	0	0
DEFERRED CHARGES	0	0
OTHER	1,123,919	1,147,578
TOTAL LIABILITIES	14,154,752	13,019,285
TOTAL CURRENT LIABILITIES	9,846,569	8,666,634
BANK LOANS	0	0
STOCK MARKET LOANS	5,789	5,936

OTHER LIABILITIES WITH COST	0	0
TRADE PAYABLES	5,280,596	4,390,413
TAXES PAYABLE	2,766,195	2,090,936
INCOME TAX PAYABLE	0	0
OTHER TAXES PAYABLE	2,766,195	2,090,936
OTHER CURRENT LIABILITIES	1,195,123	1,561,417
INTEREST PAYABLE	12,845	12,758
DERIVATIVE FINANCIAL INSTRUMENTS	0	0
DEFERRED REVENUE	0	0
EMPLOYEE BENEFITS	0	0
PROVISIONS	0	0
CURRENT LIABILITIES RELATED TO AVAILABLE FOR SALE ASSETS	0	0
DISCONTINUED OPERATIONS	0	0
OTHER	586,021	605,174
TOTAL NON-CURRENT LIABILITIES	4,308,183	4,352,651
BANK LOANS	0	0
STOCK MARKET LOANS	0	0
OTHER LIABILITIES WITH COST	0	0
DEFERRED TAX LIABILITIES	3,599,775	3,507,746
OTHER NON-CURRENT LIABILITIES	626,638	759,444
DERIVATIVE FINANCIAL INSTRUMENTS	0	0
DEFERRED REVENUE	0	0
EMPLOYEE BENEFITS	81,770	81,770
PROVISIONS	0	0
NON-CURRENT LIABILITIES RELATED TO AVAILABLE FOR SALE ASSETS	0	0
DISCONTINUED OPERATIONS	0	0
OTHER	0	3,691
TOTAL EQUITY	35,515,290	35,177,344
EQUITY ATTRIBUTABLE TO OWNERS OF PARENT	35,921,412	35,500,713
CAPITAL STOCK	2,832,268	2,832,268
SHARES REPURCHASED	-1,982,231	-1.,903,610
PREMIUM ON ISSUANCE OF SHARES	4,575,233	4,575,233
CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
OTHER CONTRIBUTED CAPITAL	0	0
RETAINED EARNINGS (ACCUMULATED LOSSES)	27,066,811	26,291,131
LEGAL RESERVE	0	0
OTHER RESERVES	5,000,000	5,000,000
RETAINED EARNINGS	21,291,131	17,774,810
NET INCOME FOR THE PERIOD	802,695	3,516,321
OTHER	0	0
ACCUMULATED OTHER COMPREHENSIVE INCOME (NET OF TAX)	3,402,316	3,705,691
GAIN ON REVALUATION OF PROPERTIES	0	0
ACTUARIAL GAINS (LOSSES) FROM LABOR OBLIGATIONS	0	0
FOREING CURRENCY TRANSLATION	3,402,316	3,705,691
CHANGES IN THE VALUATION OF FINANCIAL ASSETS AVAILABLE FOR SALE	0	0
CHANGES IN THE VALUATION OF DERIVATIVE FINANCIAL INSTRUMENTS	0	0
CHANGES IN FAIR VALUE OF OTHER ASSETS	0	0
SHARE OF OTHER COMPREHENSIVE INCOME OF ASSOCIATES AND JOINT VENTURES	0	0
OTHER COMPREHENSIVE INCOME	0	0
NON-CONTROLLING INTERESTS	(406,122)	(323,369)

Informational data (not a part of the STATEMENTS OF FINANCIAL POSITION)	ENDING CURRENT QUARTER	ENDING PREVIOUS YEAR
	Amount	Amount

SHORT-TERM FOREIGN CURRENCY LIABILITIES	3,962,931	3,962,931
LONG-TERM FOREIGN CURRENCY LIABILITIES	488,242	488,242
CAPITAL STOCK (NOMINAL)	2,420,230	2,420,230
RESTATEMENT OF CAPITAL STOCK	412,038	412,038
PLAN ASSETS FOR PENSIONS AND SENIORITY PREMIUMS	0	0
NUMBER OF EXECUTIVES (+)	54	53
NUMBER OF EMPLOYEES (+)	1,791	1,599
NUMBER OF WORKERS (+)	2,716	2,138
OUTSTANDING SHARES (+)	497,709,214	497,709,214
REPURCHASED SHARES (+)	32,450,341	31,066,207
RESTRICTED CASH (1)	0	0
GUARANTEED DEBT OF ASSOCIATED COMPANIES	0	0

(1) This concept must be filled when there are guarantees or restrictions that affect cash and cash equivalents
(*) Data in units

BOLSA MEXICANA DE VALORES, S.A.B. DE C.V.
CLAVE DE COTIZACION: SIMEC		QUARTER: 2	YEAR 2019
STATEMENTS OF COMPREHENSIVE INCOME
GRUPO SIMEC, S.A.B. DE C.V			CONSOLIDADO

(THOUSAND PESOS)
ACCOUNT	CURRENT YEAR		PREVIOUS YEAR
	ACCUMULATED	QUARTER	ACCUMULATED	QUARTER

REVENUE	18,528,053	9,025,209	17,022,080	9,072,677
SERVICES	0	0	0	0
SALE OF GOODS	18,528,053	9,025,209	17,022,080	9,072,677
INTERESTS	0	0	0	0
ROYALTIES	0	0	0	0
DIVIDENDS	0	0	0	0
LEASES	0	0	0	0
CONSTRUCTIONS	0	0	0	0
OTHER REVENUE	0	0	0	0
COST OF SALES	16,236,293	7,830,312	14,044,701	7,705,475
GROSS PROFIT	2,291,760	1,194,897	2,977,379	1,367,202
GENERAL EXPENSES	674,110	363,117	553,862	280,378
PROFIT (LOSS) BEFORE OTHER INCOME (EXPENSE), NET	1,617,650	831,780	2,423,517	1,086,824
OTHER INCOME (EXPENSE), NET	153,734	86,890	19,968	42,639
OPERATING PROFIT (LOSS) (*)	1,771,384	918,670	2,443,485	1,129,463
FINANCE INCOME	94,548	67,060	46,236	25,847
INTEREST INCOME	94,548	67,060	46,236	25,847
GAIN ON FOREIGN EXCHANGE, NET	0	0	0	0
GAIN ON DERIVATIVES, NET	0	0	0	0
GAIN ON CHANGE IN FAIR VALUE OF FINANCIAL INSTRUMENTS	0	0	0	0
OTHER FINANCE INCOME	0	0	0	0
FINANCE COSTS	976,457	459,548	572,054	238,782
INTEREST EXPENSE	37,558	23,966	67,910	56,890
LOSS ON FOREIGN EXCHANGE, NET	938,899	435,582	504,144	181,892
LOSS ON DERIVATIVES, NET	0	0	0	0
LOSS ON CHANGE IN FAIR VALUE OF FINANCIAL INSTRUMENTS	0	0	0	0
OTHER FINANCE COSTS	0	0	0	0
FINANCE INCOME (COSTS), NET	(881,909)	(392,488)	(525,818)	(212,935)
SHARE OF PROFIT (LOSS) OF ASSOCIATES AND JOINT VENTURES	0	0	0	0
PROFIT (LOSS) BEFORE INCOME TAX	889,475	526,182	1,917,667	916,528
INCOME TAX EXPENSE	176,503	197,770	283,348	273,747
CURRENT TAX	203,764	203,681	143,535	117,424
DEFERRED TAX	(27,261)	(5,911)	139,813	156,323
PROFIT (LOSS) FROM CONTINUING OPERATIONS	712,972	328,412	1,634,319	642,781
PROFIT (LOSS) FROM DISCONTINUED OPERATIONS	0	0	0	0
NET PROFIT (LOSS)	712,972	328,412	1,634,319	642,781
PROFIT (LOSS) ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	(89,723)	(48,905)	(21,750)	(38,941)
PROFIT (LOSS) ATTRIBUTABLE TO OWNERS OF PARENT	802,695	377,317	1,656,069	681,722

BASIC EARNINGS (LOSS) PER SHARE	1.61	0.76	3.33	1.37
DILUTED EARNINGS (LOSS) PER SHARE	0	0	0	0

OTHER COMPREHENSIVE INCOME
(NET OF INCOME TAX)

NET PROFIT (LOSS)	712,972	328,412	1,634,319	642,781
DISCLOSURES NOT BE RECLASSIFIED ON INCOME
PROPERTY REVALUATION GAINS	0	0	0	0
ACTUARIAL EARNINGS (LOSS) FROM LABOR OBLIGATIONS	0	0	0	0
SHARE OF INCOME ON REVALUATION ON PROPERTIES OF ASSOCIATES AND JOINT VENTURES	0	0	0	0
DISCLOSURES MAY BE RECLASSIFIED SUBSEQUENTLY TO INCOME
FOREING CURRENCY TRANSLATION	(296,405)	243,089	(533,103)	529,749
CHANGES IN THE VALUATION OF FINANCIAL ASSETS HELD-FOR-SALE	0	0	0	0
CHANGES IN THE VALUATION OF DERIVATIVE FINANCIAL INSTRUMENTS
CHANGES IN FAIR VALUE OF OTHER ASSETS	0	0	0	0
SHARE OF OTHER COMPREHENSIVE INCOME OF ASSOCIATES AND JOINT VENTURES	0	0	0	0
OTHER COMPREHENSIVE INCOME	0	0	0	0
TOTAL OTHER COMPREHENSIVE INCOME	(296,405)	243,089	(533,103)	529,749

TOTAL COMPREHENSIVE INCOME	416,567	571,501	1,101,216	1,172,530
COMPREHENSIVE INCOME, ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	(82,753)	(45,191)	(26,899)	(47,824)
COMPREHENSIVE INCOME, ATTRIBUTABLE TO OWNERS OF PARENT	499,320	616,692	1,128,115	1,220,354

Informational data (not part of the statement)	CURRENT YEAR		PREVIOUS YEAR
	ACCUMULATED	QUARTER	ACCUMULATED	QUARTER
OPERATING DEPRECIATION AND AMORTIZATION	539,904	266,060	526,043	258,017
EMPLOYEE PROFIT SHARING EXPENSE	0	0	0	0

Informative data (12 Months)	YEAR
	CURRENT	PREVIOUS
REVENUE NET (**)	37,184,226	30,640,541
OPERATING PROFIT (LOSS) (**)	3,377,877	2,443,485
PROFIT (LOSS) ATTRIBUTABLE TO OWNERS OF PARENT(**)	2,523,503	2,083,302
NET PROFIT (LOSS) (**)	2,249,113	2,023,375
OPERATING DEPRECIATION AND AMORTIZATION (**)	1,126,279	1,240,389

(*) TO BE DEFINED BY EACH COMPANY
(**) INFORMATION FOR THE LAST 12 MONTHS

BOLSA MEXICANA DE VALORES, S.A.B. DE C.V.
CLAVE DE COTIZACION: SIMEC	YEAR 2019	QUARTER: 2
GRUPO SIMEC, S.A.B. DE C.V
STATEMENTS OF CASH FLOWS
		CONSOLIDADO
(THOUSAND PESOS)
CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
	Amount	Amount
OPERATING ACTIVITIES
PROFIT (LOSS) BEFORE INCOME TAX	889,475	1,917,667
+(-) ITEMS NOT REQUIRING CASH	0	0
+ ESTIMATE FOR THE PERIOD	0	0
+ PROVISION FOR THE PERIOD	0	0
+(-) OTHER UNREALISED ITEMS	0	0
+(-) ITEMS RELATED TO INVESTING ACTIVITIES	445,356	479,807
DEPRECIATION AND AMORTISATION FOR THE PERIOD	539,904	526,043
(-)+ GAIN OR LOSS ON SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
+(-) LOSS (REVERSAL) IMPAIRMENT	0	0
(-)+ EQUITY IN RESULTS OF ASSOCIATES AND JOINT VENTURES	0	0
(-) DIVIDENDS RECEIVED	0	0
(-) INTEREST RECEIVED	(94,548)	(46,236)
(-) EXCHANGE FLUCTUATION	0	0
(-)+ OTHER INFLOWS (OUTFLOWS) OF CASH	0	0
+(-) ITEMS RELATED TO FINANCING ACTIVITIES	37,558	67,910
(+) ACCRUED INTEREST	37,558	67,910
(+) EXCHANGE FLUCTUATION	0	0
(+) DERIVATIVE TRANSACTIONS	0	0
(-)+ OTHER INFLOWS (OUTFLOWS) OF CASH	0	0
CASH FLOWS BEFORE INCOME TAX	1,372,389	2,465,384
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES	372,146	(11,357)
+(-) DECREASE (INCREASE) IN TRADE ACCOUNTS RECEIVABLE	(819,547)	(813,412)
+(-) DECREASE (INCREASE) IN INVENTORIES	993,957	(100,651)
+(-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	(410,604)	(874,364)
+(-) INCREASE (DECREASE) IN TRADE ACCOUNTS PAYABLE	661,858	272,065
+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	(53,518)	1,505,005
+(-) INCOME TAXES PAID OR RETURNED	0	0
NET CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES	1,744,535	2,454,027
INVESTING ACTIVITIES
NET CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES	(764,104)	(2,275,521)
(-) PERMANENT INVESTMENTS	0	0
+ DISPOSITION OF PERMANENT INVESTMENTS	0	0
(-) INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT	(689,128)	(725,270)
+ SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
(-) TEMPORARY INVESTMENTS	0	0
+ DISPOSITION OF TEMPORARY INVESTMENTS	0	0
(-) INVESTMENT IN INTANGIBLE ASSETS	0	0
+ DISPOSITION OF INTANGIBLE ASSETS	0	0
(-) ACQUISITIONS OF VENTURES	0	(1,645,816)
+ DISPOSITIONS OF VENTURES	0	0
+ DIVIDEND RECEIVED	0	0
+ INTEREST RECEIVED	94,548	46,236
+(-) DECREASE (INCREASE) ADVANCES AND LOANS TO THIRD PARTS	0	0
(-)+ OTHER INFLOWS (OUTFLOWS) OF CASH	(169,524)	49,329
FINANCING ACTIVITIES
NET CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES	(116,179)	(92,706)
+ BANK FINANCING	0	0
+ STOCK MARKET FINANCING	0	0
+ OTHER FINANCING	0	0
(-) BANK FINANCING AMORTISATION	0	0
(-) STOCK MARKET FINANCING AMORTISATION	0	0
(-) OTHER FINANCING AMORTISATION	0	0
+(-) INCREASE (DECREASE) IN CAPITAL STOCK	0	0
(-) DIVIDENDS PAID	0	0
+ PREMIUM ON ISSUANCE OF SHARES	0	0
+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
(-) INTEREST EXPENSE	37,558	67,910
(-) REPURCHASE OF SHARES	78,621	24,796
(-)+ OTHER INFLOWS (OUTFLOWS) OF CASH	0	0
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	702,037	178,882
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(162,215)	93,082
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	6,987,241	7,292,551
CASH AND CASH EQUIVALENTS AT END OF PERIOD	7,689,278	7,471,433

			QUARTER: 2	YEAR 2019
BOLSA MEXICANA DE VALORES, S.A.B. DE C.V. STATEMENTS OF CHANGES IN EQUITY
CLAVE DE COTIZACION: SIMEC

GRUPO SIMEC, S.A.B. DE C.V
				(THOUSAND PESOS)
CONCEPTS	CAPITAL STOCK	SHARES REPURCHASED	PREMIUM ON ISSUANCE OF SHARES	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES

BALANCE AT 1 JANUARY 2018	2,832,268	267,553	4,579,472

RETROSPECTIVE ADJUSTMENTS

APPLICATION OF COMPREHENSIVE INCOME TO RETAINED EARNINGS

RESERVES

DIVIDENDS

CAPITAL INCREASE (DECREASE)

REPURCHASE OF SHARES		24,796

(DECREASE) INCREASE IN PREMIUM ON ISSUE OF SHARES

(DECREASE) INCREASE IN NON-CONTROLLING INTERESTS

OTHER CHANGES

COMPREHENSIVE INCOME

BALANCE AT _31 MARCH 2018_________	2,832,268	292,349	4,579,472	0

BALANCE AT 1 JANUARY 2019	2,832,268	1,903,610	4,575,233	0

RETROSPECTIVE ADJUSTMENTS

APPLICATION OF COMPREHENSIVE INCOME TO RETAINED EARNINGS

RESERVES

DIVIDENDS

CAPITAL INCREASE (DECREASE)

REPURCHASE OF SHARES		78,621

(DECREASE) INCREASE IN PREMIUM ON ISSUE OF SHARES

(DECREASE) INCREASE IN NON-CONTROLLING INTERESTS

OTHER CHANGES			0

COMPREHENSIVE INCOME

BALANCE AT 31 MARCH 2019	2,832,268	1,982,231	4,575,233	0

	QUARTER: 2	YEAR 2019
BOLSA MEXICANA DE VALORES, S.A.B. DE C.V. STATEMENTS OF CHANGES IN EQUITY
CLAVE DE COTIZACION: SIMEC

GRUPO SIMEC, S.A.B. DE C.V
(THOUSAND PESOS)

OTHER CONTRIBUTED CAPITAL	RETAINED EARNINGS (ACCUMULATED LOSSES)		ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	EQUITY ATTRIBUTABLE TO OWNERS OF PARENT	NON-CONTROLLING INTERESTS	TOTAL EQUITY
	RESERVES	UNAPPROPRIATED EARNINGS (ACCUMULATED LOSSES)

	2,000,000	20,774,810	4,312,478	34,231,475	(108,572)	34,122,903

	3,000,000	(3,000,000)		(24,796)		(24,796)

			(527,954)	(527,954)	(5,149)	(522,805)

		1,656,069		1,656,069	(21,750)	1,634,319

0	5,000,000	19,430,879	3,784,524	35,334,794	(135,471)	35,199,323

0	5,000,000	21,291,131	3,705,691	35,500,713	(323,369)	35,177,344

				(78,621)		(78,621)

			(303,375)	(303,375)	6,970	(296,405)

		802,695		802,695	(89,723)	712,972

0	5,000,000	22,093,826	3,402,316	35,921,412	(406,122)	35,515,290

Grupo Simec, S.A.B. de C.V. and Subsidiaries

(Subsidiary of Industrias CH, S.A.B. de C.V.)

Notes to the consolidated financial statements

1.	Nature of business and relevant events

Nature of business – The principal activities of Grupo Simec, S.A.B. de C.V. and subsidiaries (the Company) are the manufacture and sale of special bar quality “SBQ” commercial and profiles structural steel products for the automotive and construction industries both in Mexico, the United States (USA) and Canada. The Company is a subsidiary of Industrias CH, S.A.B. de C.V. (Industrias CH). The Company is a private company with limited liability incorporated and existing under the laws of Mexico. The address of its registered office and place of business is Calzada Lazaro Cardenas 601, Guadalajara, Jalisco, Mexico.

2.	Basis of preparation

a.	The consolidated financial statements- As result of the adoption of IFRS mentioned in note 1, consolidated financial statement, interim no audited, have been prepared according to IAS 34, financial information interim, and are part of the first consolidated financial statement according to IFRS, issued to the year ended December 31, 2012, for this reason we have adopted the disposition of IFRS 1, additionally , this consolidated financial statement not include the information and disclosure required for annual financial statement according with IFRS.

The Company has included recurring adjustment accounting estimates considered necessary for presentation of the consolidated financial statements interim no audited according to IAS 34. Comprehensive income for the fourth quarter ended December 31, 2012 is not necessarily an indicator of comprehensive income that could be expected for the year ended December, 31 2012.

The account policies applied to these financial statement are consistent with those applied to the consolidated financial statement at December 31, 2011.

The financial statements presented on this report were prepared under International Financial Reporting Standard (IFRS).

b.	Historic Cost- consolidated financial statement have been prepared on the historical cost basis, except for certain financial instruments valued to fair value which are valued to fair value. Historical cost is generally based on the fair value of the consideration given in exchange for assets.

c.	Consolidated Base-consolidated financial statement include of Grupo Simec, S. A. B. de C. V. and the entities (including special purpose entities) controlled by the company (its subsidiaries). Control its obtained when the Company has the power to govern the financial and operating policies of an entity to obtain benefits from its activities. The outcome of subsidiaries acquired or sold during the year include in the consolidated statement of comprehensive income from acquisition date or the date of sale, as the case. Comprehensive income is attributed to both, the company and non-controlling interest even if the non- controlling present a deficit.

If necessary, further adjustments are done on the financial statements of subsidiaries to adapt their accounting policies that are aligned with those used by other group members. All transactions, balances, income and expenses between companies that are consolidated are eliminated on consolidation.

The changes in investments in subsidiaries of the company that not resulting in a loss of control is recorded as equity transactions. The book value of investments and equity of the company controlled not adjusted to reflect changes in related investments in subsidiaries. Any difference between the amount for which share are adjusted not controlled and the fair value of consideration paid or received is recognized directly in equity and attributed to the owners of the company.

When the company loss control of a subsidiary, the gain or loss on disposal is computed as the difference between (i) the aggregate fair value of compensation received ant the fair value of any retained interest and (ii) the value prior books of the assets (including goodwill) and liabilities of the subsidiary and any non-controlling interest.

The amounts recognized in other comprehensive income items relating to the subsidiary are recorded (ie to income are reclassified or transferred directly to retained earnings) in the same manner established for the case of the availability of assets or liabilities relevant. The fair value of any investment retained in the former subsidiary at the date of loss of control is considered fair value for the initial recognition in subsequent accounting according to IAS 39 “Financial Instruments Recognition and Measurement”, or if applicable, the cost on initial recognition of an investment in an associate or under joint control entity.

Business acquisitions recorded using the purchase method. The consideration given for each acquisition are measured at fair value at the date of exchange, of assets given, liabilities incurred or assumed and equity instruments issued by the company in exchange for control of the acquire. Cost related to the acquisition is recognized in income incurred.

The identifiable assets acquired and liabilities assumed are recognized at the fair value at the acquisition date, except that:

-Assets and liabilities deferred income tax liabilities or assets and related agreements, employee benefits are recognized and valued in accordance with IAS 12, “Income tax and IAS 19, employee benefits, respectively;

-Liabilities or equity instruments related to the replacement by the Company acquired the business incentive base payments in shares, are valued in accordance with IFRS 2, “Share based payment” and.

The assets or group of assets for sale are classified as held for sale under IFRS 5, long term assets available for sale and discontinued operation, are valued pursuant with this standard.

Goodwill is recognized as an asset to the date on which control is acquired, the acquisition date and is valued as the excess of the amount of the consideration paid, plus the value of the non-controlling interest in the business acquired over the fair value of the acquired business share in the previously possessed, if any, on the net at the acquisition date of the identifiable assets acquired and liabilities assumed. If the value of these last is higher, the difference shall be recognized immediately in income as a gain from a bargain purchase.

The non-controlling interest on the acquired business should appraise initially at fair value or proportion of the non-controlling interest on the net value at the date of acquisition of the identifiable assets acquired and liabilities assumed. The choice of the basis of valuation of the non-controlling is done case by case.

When the consideration paid by the Company in a business acquisition includes assets or liabilities resulting from a contingent consideration, it is valued at its fair value at the acquisition date and include as part of the consideration paid.

Changes in the fair value of contingent consideration, which they describe as valuation period settings are adjusted against goodwill retrospectively determined.

The valuation period settings are settings that are determined as a result of information obtained during the “period of valuation”, which can´t exceed one year from the date of acquisition, on facts and circumstances that existed at the acquisition date. The record of changes in fair value subsequent to the period of valuation is based on the classification of contingent consideration in the statement of financial position. If the contingent consideration is classified as equity, changes in fair value not recorded and the variation may be seen as contingent consideration is recorded in liquid capital. If the contingent consideration is classified an asset or liability, changes in fair value are recognized in accordance with IAS 39 “Financial Instruments Recognition and Valuation, or IAS 37, Provisions. Contingent Liabilities and Contingent assets, as appropriate, and corresponding gain or loss is recorded in the utility.

The initial recognition of business acquisition is not completed at the end of the reporting period, in which acquisition occurs, the Company reported provisional amounts for the items whose recognition is incomplete. During the period of valuation, the Company recognizes adjustments to provisional amounts recognized asset or liability or additional requirements to reflect new information obtained about facts and circumstances that existed at the acquisition date, which if known, would have affected the valuation of amounts recognized at that time.

At June 30, 2019 the subsidiaries of Grupo Simec, S. A. B. de C. V. included in the consolidation are as follows.

Percentage of equity owned

Subsidiaries established in Mexico:	2019	2018
Compañía Siderúrgica de Guadalajara, S.A. de C.V.	99.99%	99.99%
Arrendadora Simec, S.A. de C.V.	100.00%	100.00%
Simec International, S.A. de C.V.	100.00%	100.00%
Compañía Siderúrgica del Pacífico, S.A. de C.V.	99.99%	99.99%
Coordinadora de Servicios Siderúrgicos de Calidad, S.A. de C.V.	100.00%	100.00%
Industrias del Acero y del Alambre, S.A. de C.V.	99.99%	99.99%
Procesadora Mexicali, S.A. de C.V.	99.99%	99.99%
Servicios Simec, S.A. de C.V.	100.00%	100.00%
Sistemas de Transporte de Baja California, S.A. de C.V.	100.00%	100.00%
Operadora de Servicios Siderúrgicos de Tlaxcala, S.A. de C.V.	100.00%	100.00%
Operadora de Metales, S.A. de C.V.	100.00%	100.00%
Administradora de Servicios Siderúrgicos de Tlaxcala, S.A., de C.V.	100.00%	100.00%
CSG Comercial, S.A. de C.V.	99.95%	99.95%
Corporativos G&DL S.A. de C.V.(1)	100.00%	100.00%
Operadora de Servicios de la Industria Siderúrgica ICH, S.A. de C.V.	100.00%	100.00%
Corporación Aceros DM, S. A. de C. V. y Subsidiarias (3)	100.00%	100.00%
Acero Transportes San, S. A. de C. V. (3)	100.00%	100.00%
Simec Acero, S.A. de C.V.	100.00%	100.00%
Corporación ASL, S. A. de C. V. (1)	99.99%	99.99%
Simec International 6, S. A. de C. V. (1)	100.00%	100.00%
Simec International 7, S. A. de C. V. (1)	99.99%	99.99%
Simec International 9, S. A. P. I. de C.V.	99.99%	99.99%
Orge, S.A. de C.V.	99.99%	99.99%
Siderurgica de Occidente del Pacifico, S.A. de C.V.	99.99%	99.99%
RRLC, S.A DE C.V.	99.99%	99.99%
Republic Steel(5)	50.22%	52.00%
Pacific Steel, Inc. (5)	100.00%	100.00%
Pacific Steel Projects, Inc. (5)	100.00%	100.00%
Simec Steel, Inc. (5)	100.00%	100.00%
Simec USA, Corp. (5)	100.00%	100.00%
Undershaft Investments, NV. (6)	100.00%	100.00%
GV do Brasil Industria e Comercio de Aco LTDA (7)	100.00%	100.00%
Companhia Siderúrgica do Espirito Santo S.A.(11)	100.00%	100.00%
GS Steel B.V	100.00%	100.00%

(1)	Entities established in 2010.

(2)	Entities that change their address and fiscal authority, to the state of California, USA through 2011. Since the change, the main activity of this entities is the acquisition of new business or projects (Investment funds).

(3)	This Subsidiaries are located in San Luis Potosi, in Mexico, which were acquired by Grupo Simec, S.A.B. de C.V. in 2008. For effects of these Financial Statements, this companies are named as ”Grupo San”.

(4)	The parent Company ICH it’s the owner of 49.78% of capital stock of this subsidiaries.

(5)	Companies established in the United States of America, except for one facility that is established in Canada.

(6)	Subsidiary established in Curacao.

(7)	Subsidiary established in Brazil. (See paragraph k, below)

d	Cost and Expenses Classification - Are presented its function due the practice of industry belong the Company.

3. Summary of significant account policies.

a.	Conversion of financial Statement of Foreign Subsidiaries

As a result of early adoption of IFRS as mentioned in Note 1, the financial statements have been prepared in accordance with IFRS-1, First-time Adoption of International Financial Reporting Standards.

The functional and reporting currency of the Company is the Mexican peso. The financial statements of foreign subsidiaries were translated to Mexican pesos in accordance with International Accounting Standard (IAS) 21, “The Effects of Changes in Foreign Exchange Rates”. Under this standard, the first step to convert financial information from foreign operations is the determination of the functional currency. The functional currency is the currency of the primary economic environment of the foreign operation or, if different, the currency that mainly impacts its cash flows.

The U.S. dollar is considered as the functional currency of the U.S. subsidiaries, SimRep Corporation and Subsidiaries, Inc (Republic) and Pacific Steel Inc. and the Brazilian real for GV do Brasil Industria e Comercio de Aco LTDA., therefore the financial statements of these subsidiaries were translated into Mexican pesos by applying:

a.	The exchange rates at the balance sheet date to all assets and liabilities.

b.	The historical exchange rate at stockholders’ equity accounts and revenues, costs and expenses.

Relevant exchange rates used in the preparation of the consolidated financial statements were as follows (Mexican pesos per one U.S. dollar):

Current exchange rate as of December 31,2017 20.6640 Current exchange rate as of September 30, 2017 19.4086 Current exchange rate as of December 31, 2018 19.7354
Current exchange rate as of Marchr 31, 2019 19.3793 Current exchange rate as of June 30, 2019 19.1685 Current exchange rate as of March 31, 2018 18.7079

b.	Cash and cash equivalents

Cash consists of deposits in bank accounts that do not generate interest. Cash equivalents consists in temporary investments refer to short- term fixed income investments whose original maturity is less than three months. These investments are expressed at cost plus accrued yields. The value so determined is similar to their fair value

c.	Allowances for doubtful accounts

The Company follows the practice of recording an estimation of an allowance for doubtful accounts, which is computed considering the balance of customer with age higher than one year, those under litigation or the possible loss for non-fulfillment of the customer. Actual result may differ materially from these estimates in the future.

d.	Inventories and cost of sales

Inventories are recorded at the lower of acquisition cost and production, which cost do not exceed the market value or net realizable value. The allocation of cost used is the average cost method. The net realization value represent the estimated selling price for inventories less all costs to complete all necessary costs and for sale.

The Company classifies the raw materials inventory on the balance according to the expected date of consumption but she represented as long term inventory who according to historical data and trends, are not consumed in the short term (one year).

The Company follows the practice of creating a reserve for slow moving inventory, considering all of products and raw materials with turnover greater than one year.

e.	Property Plant and equipment- Are recorded at cost less any recognized impairment loss. The cost include professional fees and, for qualifying assets, borrowing costs capitalized in accordance with the accounting policies of the Company. Depreciation is recognized for writing off the cost of assets (other than land and properties under construction) less its residual value over their useful lives using the straight-line method, and commences when the assets are ready for their intended use. The estimated useful-lives, residual values and depreciation method are reviewed at the end of each year, and the effect of any change in the estimate recorded is recognized on a prospective basis.

Land is not depreciated.

Property, plant and equipment fail to recognize when they are available or when no future economic benefits expected from its use. The gain or (loss) arising on the disposal or retirement of assets, is the difference between income from the sale and book value of the asset and is recognized in income.

The estimated useful lives of the main assets of the Company are:

Years

Buildings	10 to 65
Machinery and equipment	5 to 40
Transportation equipment	4
Furniture, mixtures and computer equipment	3 to 10

f.	Leasing- Leases are classified as financial leases when the terms of the lease transfer substantially all the risk and benefits inherent to ownership. All other lease transfer classified as operating leases.

The assets held under finance leases are recognized as assets of the Company at their fair value at inception of the lease, or if lower, the present value of minimum lease payments. The corresponding liability to the lessor is included in the statement of financial position as a finance lease liability.

Lease payments are apportioned between the finance charge and the reduction of lease obligation in order to achieve a constant interest rate on the remaining balance of the liability. Finance cost are charged directly to income, unless they can be directly attributable to qualifying assets, in which case it is capitalized in accordance with the general policy of the Company for borrowing costs. Contingent rents are recognized as expenses in the period incurred.

Income payments under operating leases are charged to expense using the straight line method during the period corresponding to the lease, but is more representative of another systematic basis is more representative of the pattern of the benefits of leasing for the user. Contingent rents are recognized as expenses in the period incurred.

If the Company receives incentives to enter an operating lease, these are recognized as a liability and the added benefit of them is recognized as a reduction of rental expenses on a straight-line basis, unless it sis representative as another systematic basis is more representative of the pattern of benefits to the user.

g.	Borrowing Cost. Borrowing costs directly attributable to the acquisition construction or production of qualifying assets, which are assets that require a substantial period of time until ready for use or sale, are added to the cost of those assets during that time until they are ready for use or sale.

The income obtained by the temporary investment of specific borrowings pending funds to be used in qualifying assets is deducted from the borrowing costs eligible for capitalization.

All other borrowing cost are recognized in income during the period they are incurred.

h.	Intangible assets- Intangible assets with finite useful- lives acquires separately are recorded at cost less accumulated amortization and accumulated impairment losses. Amortization is based on the straight-line method over their estimated useful lives. The estimated useful lives, residual value and amortization method are reviewed at the end of each year, and the effect of any change in the estimate recorded is recognized on a prospective basis. Intangibles assets with as indefinite useful life acquired separately are recognized at cost less accumulated impairment losses.

Disbursements arising from research activities are recognized as an expense in the period in which incurred.

An internally generated intangible asset arising out of activities of development (or from the development phase of an internal project) is recognized if and only if all the following have been demonstrated.

-	Technical feasibility of completing the intangible asset so that may be available for use or sale,
-	The intention of completing the intangible asset and use or sell it,

-	The ability to use or sell the intangible asset,
-	The manner in which the intangible asset will generate probable future economic benefits,
-	The availability of adequate technical, financial or otherwise , to complete the development and use or sell the intangible asset, and
-	The ability to value reliably the expenditure attributable to the intangible asset during its development.

The amount initially recognized for internally generated intangible asset is the sum of expenditure incurred from the time that the item meets the conditions for recognition set out above. When you can´t recognize an internally generated intangible asset, the development expenditure is expensed in the period incurred Subsequent to initial recognition, internally generated intangible asset is recognized at cost less accumulated depreciation and any accumulated impairment losses, on the same basis intangibles assets acquired separately.

When an intangible asset acquired in a business combination and recognized separately from goodwill, its cost is its fair value at the acquisition date (which is considered as its cost). Subsequent to initial recognition, an intangible asset acquired in a business combination are recognized at cost less accumulated depreciation and any accumulated impairment losses, on the same basis as intangible assets acquired separately.

An intangible asset is left to recognize when it is available or when no future economic benefits are expected to use. The gain or (loss) obtained arising from the lowering of intangible, calculated as the difference between the net disposal proceeds and its carrying amount is recognized in earnings.

i.	Goodwill- Goodwill arising from a business combination is recognized as an asset at the date on which control is acquired (acquisition date) less accumulated impairment losses. For purposes of assessing impairment, goodwill is allocated to each cash generating units of the Company expects to benefit from the synergies of this combination. The cash generating units to which goodwill is allocated are subject to impairment reviews annually, or more frequently if there is an indication that the unit may be impaired. If the recoverable amount of the cash generating units less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of the unit, based on the carrying amount of each asset in the unit. The impairment loss recognized for goodwill purposes can´t be reversed at a later period. Having a cash generating unit, the amount attributable to goodwill is included in determining the gain or loss on disposal.

j.	Impairment of tangible and intangible assets excluding goodwill- To the end of each year, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is an indication that those assets have suffered any loss deterioration. If there is any indication, we calculate the assets have recoverable amount to determine the extent of the impairment loss (if any). When it is not possible to estimate the recoverable amount of an individual asset, the Company estimate the recoverable amount of the cash generating unit to which the asset belong. When you can identify a reasonable and consistent distribution of corporate assets are also allocated to individual cash generating units, or otherwise, are assigned to the smallest group of cash generating units for which can be identified based reasonable and consistent distribution. Intangible assets with an indefinite useful life or not yet available for use, are subjected to test for purposes of impairment at least annually and whenever there is an indication that the asset may be impaired. The recoverable amount is the higher of fair value less cost to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate before tax that reflects current market assessments of the value of money and the risks specific to the asset for which have not been adjusted estimates of future cash flows. If it is estimated that the recoverable amount of an asset (or cash generating unit) is less than its carrying amount, the carrying amount of the asset (cash generating unit) is reduced to its recoverable amount. Impairment losses are recognized immediately in profit or loss unless the assets is carried at revalued amount, in which case should be considered an impairment loss as a revaluation decrease, where an impairment loss subsequently reverses, the carrying amount of the asset (cash generating unit) is increased to the revised estimated recoverable amount, so that the increased carrying amount does not exceed the carrying amount is have not been determined whether an impairment loss recognized for the asset (or cash generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss unless the assets is recognized to an amount revalued in which case the reversal of the impairment loss is treated as a revaluation increase.

k.	Provisions -. Provisions are recognized when the Company has a present obligation (legal or assumed) as a result of past events, if it is likely that the Company has to liquidate the obligation and reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the expenditure required to settle the present obligation at the end of the reporting period under review, taking into account the risk and uncertainties that surround obligation. When a provision is valued using cash flows estimated to settle the present obligation, its carrying amount represent the present value of those cash flows.

When expected to recover from a third party of some or all the economic benefits required to settle a provision is recognized a receivable as an asset if it is virtually certain to be received the disbursement and the amount of the receivable can be valued reliably.

l.	Cost of retirement benefits. Contributions to benefit plans to defined contribution retirement are recognized as expenses at the time the employees render the services that entitle them to the contributions.

In the case of defined benefit plans, the cost of such benefits are determined using the projected unit credit method, with actuarial valuation carried out at the end of each period being reported. Gain and losses that exceed 10% of the greater of the present value of defined benefit obligations of the Company and the fair value of plan assets at the end of last year, are amortized over the estimated average remaining working lives of employees participating in the plan. The past service costs are recognized immediately to the extent that benefits are acquired otherwise, are amortized using the straight-line method over the average period until the benefits become acquired.

The retirement benefit obligation recognized in the statement of financial position represent the present value of defined benefit obligation, adjusted for gains and losses not recognized and the costs of unrecognized past service, less the fair value of the plan assets. Any asset that arises from this calculation is limited to unrecognized actuarial losses and past service cost, plus the present value of reimbursements and reductions in future contributions to the plan.

m.	Income per share- Earnings per share are calculated by dividing net income controlling interest by the weighted average of common shares outstanding for each of the periods presented.

n.	Income Taxes. Expense for income taxes represent the sum of the resulting income taxes payable and deferred income tax.

Current Income Tax- The current income tax is the higher income tax (ISR) and the flat rate business tax (Flat Tax) and is recognized in income in the year they are incurred. The income tax payable is based on fiscal profits and cash flows of each year respectively. The fiscal profit differs from profit reported in the consolidated statement of comprehensive income due to items of income or expenses taxable and deductible in other years and items that are never taxable or deductible. The company´s liability for taxes due is computed using tax rates enacted or substantially approved at the end of the period over which it is reported.

Deferred Income Tax- The company determined, based on financial projections, determine whether ISR or Flat Tax in the future and recognize the corresponding deferred tax on the tax it paid. Deferred tax is recognized temporary differences between the carrying amount of assets and liabilities included in the financial statements and the corresponding tax base used to determine the tax profit, using the liability method. The deferred tax liability is generally recognized for all temporary tax differences. It recognizes a deferred tax asset, because of all deductible temporary differences, as far as is probable that the future taxable profits available against which to apply those deductible temporary differences. These assets and liabilities are not recognized if temporary differences arise from goodwill or the initial recognition (other than the business combination) of other assets and liabilities in a transaction that affects neither the tax profit accounting profit.

The carrying value of deferred tax asset should be reviewed at the end of each year and should be reduced to the extent deemed unlikely to have sufficient taxable profits to allow it to recover all or a portion of the asset.

Assets and deferred tax liabilities are computed using tax rates expected to apply in the period when the liability is paid or the asset is realized, based on the rates (and tax act) that have been approved or substantially approved the end of the reporting period under review. The valuation of liabilities and deferred tax assets reflects the tax consequences that would result from the way the Company expects, at the end of the reporting period under review, to recover or settle the carrying amount of assets and liabilities.

It also recognizes a deferred tax asset for the estimated future effects of tax loss carry-forwards and tax credits recoverable asset. It records a valuation allowance to reduce the balance of deferred tax assets to the amount of future net benefits are more likely than not they do.

Deferred tax assets and deferred tax liabilities are offset when there is a statutory right to offset short-term assets with short term liabilities as they relate to income taxes for the same taxation authority and the Company intends to liquidate its assets and liabilities en a net basis.

Current income tax and deferred income tax period. Current and deferred are recognized as income or expense in profit or loss, except when related items that are recognized out of the income, either in other comprehensive income or (loss) or directly in equity, in which case the tax is also recognized outside of the outcome, or when arising on initial recognition of a business combination.

Interest on balance recoverable taxes- Interest on tax receivables balances are presented in the consolidated statement of comprehensive income as interest income.

Income Tax in the interim period - The income tax is recorded in the interim period based on the estimated annual effective rate.

o	Foreign currency transaction- In preparing the financials statements of individual entities, transaction in currencies other than the entity´s functional currency (foreign currencies) are recorded using exchange rates prevailing at the dates on which operations are carried out. At the end each reporting period, monetary items denominated in foreign currency are converted at exchange rates prevailing at that time.

The exchange rate differences are recognized in the income statement except:

-	Foreign exchanges differences from foreign currency denominated loans relate to assets under construction for future productive use, which are included in the cost of those assets when considered as an adjustment to interest cost on loans denominated in foreign currency,
-
-	Differences on exchange derived from transaction related to hedging exchange rate risks, and
-
-	Differences in exchange rate from monetary items receivable from or payable to a foreign operation for which it is planned or is it possible to make a payment (forming part of the investment in foreign operations), which are initially recognized in other comprehensive income and reclassified from equity to profit or loss when selling all or part of investment.
-

p.	Financial Instruments – assets and liabilities are recognized when the Company is part of the contractual provisions of the instrument.

The assets and liabilities are measured initially at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and liabilities are increased or decreased from its fair value, as appropriate, on initial recognition, the transaction costs directly attributable to the acquisition of assets or liabilities at fair value through income is recognized immediately in earnings.

q-	Financial assets- Financial assets are classified into the following specific categories, “financial assets at fair value through income”, “preserved at maturity investment”, “financial assets available for sale” and loans and charge receivable. The classification depends on the nature and purpose of financial assets and is determined at the time of initial recognition. All financial assets are recognized and unknown on trade date where purchase or sale of financial assets is under a contract whose terms require delivery of the asset during a period which is usually set by the relevant market.

The method of the effective interest rate is a method of computed the amortized cost of a financial instrument and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts including all fees on points based on interest paid or received that form an integral of the effective interest rate, transaction costs and other premiums or discounts over the expected life of the debt or financial instrument (where appropriate) in a shorter period, with the carrying amount on initial recognition.

The Company has no financial assets classified as “financial assets at fair value through income”, “preserved at maturity investments” or “financial assets available for sale”,

Accounts receivable, loans and other receivable with fixed or determinable payments that are not trade in an active market are classified as loans and receivable. Loans and receivables are stated at amortized cost using the effective interest method, less any impairment.

Financial assets other than financial assets at fair value through income, are subject testing for effects of impairment at the end of each period which is reported. It is considered that financial assets are impaired when there is objective evidence that as a result of one or more events that occurred after initial recognition of financial asset, the estimated future cash flows of the financial assets have been affected.

The estimates and underlying assumption are reviewed on a regular basis. The reviews at accounting estimates are recognized in the period of the review and future periods if the review affects both current period and to subsequent periods.

Objective evidence of impairment could include:

-	Significant financial difficulties of the issuer or counterparty, or
-	Non-payment of interest or principal, or
-	It is likely that the borrower will enter bankruptcy of financial reorganization, or
-	The disappearance of an active market where quoted by the financial asset because of financial difficulties.

-

For certain categories of financial assets such as accounts receivables, assets that have been subjected to testing for effects impairment and have not been impaired as individual, are included in the evaluation of impairment on a collective basis. Among the objective evidence that a portfolio of accounts receivable may be impaired, you could include the past experience of the Company with respect to the collection, an increase in the number of last payments in the portfolio in excess of the average credit period of 60 days as well as changes observable in national and local economic conditions that correlate with default on payments.

For financial assets carried at amortized cost, the amount of impairment loss recognized is the difference between the book value of assets and present value of future cash receipts discounted at the original effective interest rate of the asset financial.

The carrying value of financial assets is reduced by the impairment loss directly for all financial assets except for accounts receivable, where the carrying amount is reduced through an account estimate for doubtful accounts. When you consider that a receivable is uncollectible, it is removed from the estimate. The subsequent recovery of amounts previously deleted become claims against the estimate. Changes in the carrying value of the account of the estimate is recognized in income.

Except for equity instruments available for sale, if, in a subsequent period, the amount of the impairment loss decreases and this decrease can be related objectively to an event that occurs after recognition of impairment, impairment loss previously recognized is reversed through income to the extent that the carrying amount of investment to date reversed the impairment does not exceed the amortized cost would have been if he had not recognized the damage.

The company fails to recognize a financial asset only when the contractual rights on the cash flows of financial assets, and transfers substantially all the risk and benefits inherent to the ownership of financial assets. If the Company neither transfer not retains substantially all the risks and benefits inherent to the ownership and continues to retain control of the asset transferred, the Company recognizes its interest in the asset and liability associated to the amounts that would have to pay. If the Company retains substantially all risks and benefits inherent in ownership of transferred financial asset, the Company continues to recognize the financial asset and also recognizes collateral for loan funds received.

When fully unknown a financial asset, the difference in value of the asset and the amount of the consideration received and the cumulative gain or loss that has been left to recognize in other comprehensive income (loss) and accumulated in the equity is recognized in income.

Not knowing a financial asset in part (where the Company retains the option to repurchase part of a transferred asset, or retains a residual interest that does not result in the retention of substantial risk and benefits property and the company retains control), the Company distributed the previous value of the asset financial between the part that continues to be recognized and the part no longer recognized based on the fair value of those parts of the date of transfer. The difference between the carrying amount allocated to the party is no longer recognized and the amount of the consideration received by such party, and any cumulative gain or loss allocated to it has been recognized in other comprehensive income (loss) will be recognized in income.

s.	Financial liabilities – debt and equity instruments issued by the Company are classified as either financial liabilities or equity in accordance with the substance of the contractual arrangements and the definition of a financial liability and equity instrument. Financial liabilities are classified either as “financial liabilities at fair value through income “or” other financial liabilities”-

Financial liability at fair value through income is a financial liability is classified as held trading or is designated as fair value through income.

A financial liability is classified as held for trading if:

-	Is acquired principally for the purpose of repurchasing in the near future, or,
-	On initial recognition is part of identified financial instruments that are managed together and for which there is evidence of a recent pattern of making short-term profits, or
-	It is a derivative not designed as hedges and meet the conditions to be effective.

A financial liability other than a financial liability held for trading may be designated as an financial liability at fair value through profit or loss upon initial recognition if:

-	This eliminates or significantly reduces an inconsistency in the valuation or recognition that would otherwise arise, or
-	The performance of a group of financial assets, financial liabilities or both is managed and evaluated on the basis of fair value, according to an investment strategy or risk management that the entity´s documented, and provide internally about that group, based on their fair value or,
-	Part of a contract containing one or more embedded derivatives, and IAS 39, Financial instruments Recognition and Measurement, allow the entire hybrid contract (asset or liability) is designated as at fair value through income.

Financial liabilities at fair value through income are recorded at fair value recognize any gain or loss arising from the remediation in the income statement. The gain or loss recognized in the statement include any dividend or interest earned from the financial asset and is included under the heading “other gains and losses” in the statement of comprehensive income.

Other financial liabilities, including loans, are valued initially at fair value, net of transaction costs. The method of effective interest rate is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate exactly discounts estimated cash payments over the expected life of the financial liability (or, where appropriate, a short period) to the carrying amount financial liabilities on initial recognition.

The Company writes off financial liabilities if and only if, the Company´s obligations are fulfilled, cancelled or expire. The difference between the carrying amount of financial liability discharged from and the consideration paid and payable is recognized in earnings.

t       Derivative financial instruments – The Company uses derivative financial instruments to manage its exposure to risk in the changes in natural gas prices, which is used for production, conducting studies on historical volumes, future requirements or commitments, reducing the exposure to risks outside the normal operation of the Company.

Derivatives are initially recognized at fair value at the date the derivative contract subscribe and then remiden at fair value at the end of the reporting period. The gain or loss is recognized in income immediately unless the derivative is designated and is effective as a hedging instrument, in which case the timing of the recognition results depend on the nature of the hedging relationship.

In order to mitigate the risks associated with fluctuations in the price of natural gas, whose price is based on supply and demand from major markets, the Company uses exchange contracts or swaps cash flow of natural gas, where price the Company receives floating and pays fixed price. Fluctuations in the price of this energy input from consumed volumes are recognized as part of the operating costs of the Company.

At the beginning of the hedging relationship, the Company documents the relationship between the hedging instrument and hedged item, along with its risk management objective and strategy of hedging transactions. Additionally, the inception of the hedge and on an ongoing basis, the Company documents whether the hedging instrument is highly effective in offsetting the exposure to change in fair value or changes in cash flows of the hedged item.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flows hedges is recognized in other comprehensive income and accumulated under the title of the fair value of derivative financial instruments, net of profit taxes. Gains and losses on the ineffective portion of the hedging instrument is recognized instrument is recognized immediately in income, and is included in other income (expense)

The Company periodically assesses the changes in cash flows from derivative financial instruments to analyze if the swaps are highly effective in reducing exposure to fluctuations in the price of natural gas. A hedging instrument is considered highly effective when changes in fair value or cash flows of the primary position are compensated on a regular basis or as a whole, by changes in the fair value or cash flows of the hedging instrument in a range between 80% and 125%.

Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to earning in the periods when the hedged item is recognized in income in the same area of the statement of comprehensive income of hedged item recognized. However, when a forecast transaction that is covered gives rise to the recognition of a non-financial asset or liability is not financial gain or loss previously accumulated in equity are transferred and include in the initial valuation of the cost of the asset does not financial or nonfinancial liabilities.

Hedge accounting is discontinued when the Company reverses the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or no longer meets the criteria for hedge accounting. Any cumulative gain or loss on the hedging instrument that is recognized in equity remain in equity until the forecast transaction is ultimately recognized in the results. When no longer expects the forecast transaction occurs, the cumulative gain or loss in equity is immediately reclassified the results.

u.  Revenue recognition – Revenue is recognized in the period in which transfer the risks and benefits of inventories to customer who purchased them, which usually coincides with the delivery of products to customers in fulfilling their orders. Net sales represent the goods sold at list price, less returns received and discounts.

V.  Segments Information – Segment information is presented in accordance with the region and due to the operation business is presented in accordance with the information used by management for decision making purposes.

w.  Earnings (loss) per share

Income per share is calculated by dividing controlling net income or loss, by the weighted average shares outstanding during each year presented.

BOLSA MEXICANA DE VALORES, S.A.B. DE C.V.
CLAVE DE COTIZACION: SIMEC				QUARTER: 2	YEAR 2019
GRUPO SIMEC, S.A.B. DE C.V					CONSOLIDADO

INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

	(THOUSAND PESOS)
COMPANY NAME	PRINCIPAL ACTIVITY	NUMBER OF SHARES	% OWNERSHIP	TOTAL AMOUNT
				ACQUISITION COST	CURRENT VALUE
SIMEC INTERNATIONAL	FABRICACION Y VENTA DE PROD. DE ACERO	0	99.99	0	0
ARRENDADORA SIMEC	FABRICACION Y VENTA DE PROD DE ACERO	0	100.00	0	0
PACIFIC STEEL	COMPRA VENTA DE CHATARRA	0	100.00	0	0
CIA SIDERURGICA DEL PACIFICO	ARRENDADORA DE INMUEBLES	0	99.89	0	0
COORDINADORA DE SERVICIOS	PRESTACION DE SERVICIOS	0	100.00	0	0
INDUSTRIA DEL ACERO Y EL ALAMBRE	FABRICACION Y VENTA DE PROD DE ACERO	0	99.99	0	0
PROCESADORA MEXICALI	COMPRA VENTA DE CHATARRA	0	99.99	0	0
SERVICIOS SIMEC	PRESTACION DE SERVICIOS	0	100.00	0	0
SISTEMAS DE TRANSPORTE DE BAJA CALIFORNIA	TRANSPORTISTA	0	100.00	0	0
OPERADORA DE METALES	PRESTACION DE SERVICIOS	0	100.00	0	0
OPERADORA DE SERVICIOS SIDERURGICOS DE TLAXCALA	PRESTACION DE SERVICIOS	0	100.00	0	0
ADMINISTRADORA DE SERV SIDERURGICOS DE TLAXCALA	PRESTACION DE SERVICIOS	0	100.00	0	0
REPUBLIC STEEL	FABRICACION Y VENTA DE PROD DE ACERO	0	50.22	0	0
OPERADORA DE SERV DE LA INDUSTRIA SIDERURGICA	PRESTACION DE SERVICIOS	0	100.00	0	0
CSG COMERCIAL	COMPRA VENTA DE PROD DE ACERO	0	99.95	0	0
COORPORACION ACEROS DM	SUB-HOLDING	0	99.99	0	0
COMERCIALIZADORA ACEROS DM	COMPRA VENTA DE PROD DE ACERO	0	100.00	0	0
PROMOTORA ACEROS SAN LUIS	COMPRA VENTA DE PROD DE ACERO	0	100.00	0	0
UNDER SHAFT	SUB-HOLDING	0	100.00	0	0
PROCESADORA INDUSTRIAL	PRESTACION DE SERVICIOS	0	99.99	0	0
CORPORATIVOS G&DL	PRESTACION DE SERVICIOS	0	100.00	0	0
ACERO TRANSPORTE SAN	TRANSPORTISTA	0	100.00	0	0
SIMEC INTERNATIONAL 6	FABRICACION Y VENTA DE PROD DE ACERO	0	99.99	0	0
SIMEC INTERNATIONAL 7	FABRICACION Y VENTA DE PROD DE ACERO	0	99.99	0	0
SIMEC ACERO	COMPRA VENTA DE PROD DE ACERO	0	100.00	0	0
SIMEC USA	COMPRA VENTA DE PROD DE ACERO	0	100.00	0	0
PACIFIC STEEL PROJECTS	PRESTACION DE SERVICIOS	0	100.00	0	0
SIMEC STEEL	PRESTACION DE SERVICIOS	0	100.00	0	0
CIA SIDERURGICA DE GUADALAJARA	FABRICACION Y VENTA DE PROD DE ACERO	0	99.99	0	0
CORPORACION ASL	COMPRA VENTA DE PROD DE ACERO	0	99.99	0	0
GV DO BRASIL	FABRICACION Y VENTA DE PROD DE ACERO	0	99.99	0	0
ORGE	FABRICACION Y VENTA DE PROD DE ACERO	0	99.99	0	0
SIDER DE OCCIDENTE DEL PACIFICO, S.A. DE C.V.	FABRICACION Y VENTA DE PROD DE ACERO	0	99.99	0	0
RRLC	FABRICACION Y VENTA DE PROD DE ACERO	0	99.99	0	0
SIMEC INTERNATIONAL 9	FABRICACION Y VENTA DE PROD DE ACERO	0	99.99	0	0
TOTAL INVESTMENT IN ASSOCIATES				0	0

BOLSA MEXICANA DE VALORES, S.A.B. DE C.V.
CLAVE DE COTIZACION: SIMEC															QUARTER: 2	YEAR 2019
GRUPO SIMEC, S.A.B. DE C.V																CONSOLIDADO
BREAKDOWN OF CREDITS
(THOUSAND PESOS)

	FOREIGN INSTITUTION (YES / NO)	CONTRACT SIGNING DATE	EXPIRATION DATE	INTEREST RATE	MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY
CREDIT TYPE / INSTITUTION						TIME INTERVAL						TIME INTERVAL
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
BANKS
FOREIGN TRADE

SECURED

COMERCIAL BANKS

OTHER

TOTAL BANKS					0	0	0	0	0	0	0	0	0	0	0	0

STOCK MARKET	FOREIGN INSTITUTION (YES / NO)	CONTRACT SIGNING DATE	EXPIRATION DATE	INTEREST RATE	MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY
						TIME INTERVAL						TIME INTERVAL
LISTED STOCK EXCHANGE (MEXICO AND / OR FOREIGN)					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE

UNSECURED
MEDIUM TERM NOTES	NO										0	5,789	0	0	0	0
SECURED

PRIVATE PLACEMENTS

UNSECURED

SECURED

TOTAL STOCK MARKET LISTED IN STOCK EXCHANGE AND PRIVATE PLACEMENT					0	0	0	0	0	0	0	5,789	0	0	0	0

OTHER CURRENT AND NON-CURRENT LIABILITIES WITH COST	FOREIGN INSTITUTION (YES / NO)	DATE OF AGREEMENT	EXPIRATION DATE		MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE

MISCELLANEOUS	NO					0					0	0	0	0	0	0

TOTAL OTHER CURRENT AND NON-CURRENT LIABILITIES WITH COST					0	0	0	0	0	0	0	0	0	0	0	0

SUPPLIERS	FOREIGN INSTITUTION (YES / NO)	DATE OF AGREEMENT	EXPIRATION DATE		MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
MISCELLANEOUS	NO				0
MISCELLANEOUS	NO					789,361					0	4,491,235				626,638
TOTAL SUPPLIERS					0	789,361	0	0	0	0	0	4,343,273	0	0	0	0

OTHER CURRENT AND NON-CURRENT LIABILITIES	FOREIGN INSTITUTION (YES / NO)				MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
MISCELLANEOUS	NO				0	0	0
MISCELLANEOUS	NO										0	0	0
TOTAL OTHER CURRENT AND NON-CURRENT LIABILITIES					0	0	0	0	0	0	0	0	0	0	0	0

GENERAL TOTAL					0	789,361	0	0	0	0	0	4,497,024	0	0	0	626,638

		Estas columnas no aplican para las secciones correspondientes

BOLSA MEXICANA DE VALORES, S.A.B. DE C.V.
CLAVE DE COTIZACION: SIMEC
GRUPO SIMEC, S.A.B. DE C.V				QUARTER: 2	YEAR 2019
MONETARY FOREIGN CURRENCY POSITION
THOUSAND PESOS

FOREIGN CURRENCY POSITION	DOLLARS (1)		OTHER CURRENCIES		THOUSAND PESOS TOTAL
	THOUSANDS OF DOLLARS	THOUSAND PESOS	THOUSANDS OF DOLLARS	THOUSAND PESOS

MONETARY ASSETS	667,320	12,791,519	0	0	12,791,519
CURRENT	667,320	12,791,519	0	0	12,791,519

NON CURRENT	0	0	0	0	0

LIABILITIES	312,176	5,983,939	0	0	5,983,939
SHORT TERM	287,978	5,520,101	0	0	5,520,101

LONG TERM	24,198	463,838	0	0	463,838

NET BALANCE	355,144	6,807,580	0	0	6,807,580

(1) IN THE NOTES SECTION MUST SPECIFY THE CURRENCY AND EXCHANGE RATE

BOLSA MEXICANA DE VALORES, S.A.B. DE C.V.
QUARTER: 2	YEAR 2019
DEBT INSTRUMENTS

FINANCIAL LIMITATIONS IN CONTRACT, ISSUED DEED AND / OR TITLE
MEDIUM TERM NOTES
A) Current assets to current liabilities must be 1.0 times or more
B) Total liabilities to total assets do not be more than 0.60
C) Operating income plus items added to income which do not require using cash must be 2.0 times or more

This notes was offered in the international market

ACTUAL SITUATION OF FINANCIAL LIMITED
MEDIUM TERM NOTES
A) Accomplished the actual situation is 2.95 times
B)Accomplished the actual situation is 0.29
C)Accomplished the actual situations 61.54

As of June 30, 2019, the remaining balance of the MTNs not exchanged amounts to Ps. 5.8 Millions ($302.000 dollars)

BOLSA MEXICANA DE VALORES, S.A.B. DE C.V.
CLAVE DE COTIZACION: SIMEC
GRUPO SIMEC, S.A.B. DE C.V				QUARTER: 2	YEAR 2019
DISTRIBUTION OF REVENUE BY PRODUCT

TOTAL INCOME
(THOUSAND PESOS)
MAIN PRODUCTS OR PRODUCT LINE	SALES		MARKET SHARE %	MAIN
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES
COMMERCIAL PROFILES	452	5,982,168	0
SPECIAL PROFILES	206	3,454,535	0
OTHERS	0	0	0

TOTAL	658	9,436,703	0

FOREIGN SALES
COMMERCIAL PROFILES	278	3,798,507	0
SPECIAL PROFILES	64	848,171	0
OTHERS	0	0	0

TOTAL	342	4,646,678	0

FOREIGN SUBSIDIARIES
SPECIAL PROFILES	183	4,444,672

T O T A L	1,183	18,528,053

BOLSA MEXICANA DE VALORES, S.A.B. DE C.V.
CLAVE DE COTIZACION: SIMEC
GRUPO SIMEC, S.A.B. DE C.V			QUARTER: 2	YEAR 2019				CONSOLIDADO
ANALYSIS OF PAID CAPITAL STOCK

CHARACTERISTICS OF THE SHARES
SERIES	NOMINAL VALUE ($)	VALID COUPON	NUMBER OF SHARES				CAPITAL SOCIAL
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE

B	0	0	90,850,050	406,859,164	0	497,709,214	441,786	1,978,444

TOTAL			90,850,050	406,859,164	0	497,709,214	441,786	1,978,444

TOTAL NUMBER OF SHARES REPRESENTING THE CAPITAL STOCK OF THE DATE OF SENDING THE INFORMATION:								497,709,214